EXHIBIT 99.1

Re: Resignation of Shaul Elovitch from the Board

Ramat Gan, Israel – April 2, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

The Company announced today that Shaul Elovitch retired, with immediate effect, from his office as a member of the Company’s Board of Directors. This follows decades of service to the Company, both as Chairman of the Board of Directors, and as a Board member.

Mr. Ami Barlev will continue to serve as the Chairman of the Company’s Board.

The Company thanks Mr. Elovitch for his outstanding leadership, loyalty and contribution to the Company and the public throughout the years.